UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

PICO Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

693366205
(CUSIP Number)

KELLY CARDWELL
CENTRAL SQUARE MANAGEMENT LLC
1813 N. Mill Street, Suite F
Naperville, IL 60563
(630) 210-8923

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 745,780
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 745,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE CAPITAL MASTER LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 574,590
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 574,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 745,780
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 745,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 574,590
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 574,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,320,370
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,320,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,320,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON KELLY CARDWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,320,370
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,320,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,320,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693366205

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Central Square Capital and Central Square Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 745,780 Shares directly owned by Central Square Capital is approximately $13,890,770, including brokerage commissions.  The aggregate purchase price of the 574,590 Shares directly owned by Central Square Master is approximately $11,181,431, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 13, 2015, Central Square Management (together with its affiliates, “Central Square”) delivered a letter to the Issuer’s Chair, Kristina Leslie, and the Issuer’s Board of Directors (the “Board”).  In the letter, Central Square stated, among other things, that despite multiple attempts over the past year to engage in constructive dialogue with the Board and management team to discuss its views and concerns regarding the direction of the Issuer as well as opportunities to create value for shareholders, it has become clear that the Issuer does not intend to address its serious concerns or suggestions in a timely or meaningful manner.  Central Square further stated that it has become increasingly uncomfortable with the Issuer’s leadership and believes significant changes are needed immediately.  Central Square urges the Issuer in the letter to voluntarily reconstitute the Board to include three highly qualified independent individuals identified by Central Square, including Anthony Bergamo, James Henderson and Daniel Silvers.  Central Square believes these individuals have the right mix of skill sets and experience to help the Board address the Issuer’s challenges and opportunities with an open mind and a keen sense of urgency. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,017,830 Shares outstanding, as of August 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015.

CUSIP NO. 693366205

A.	Central Square Capital

(a)	As of the close of business on October 12, 2015, Central Square Capital directly owned 745,780 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 745,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 745,780

(c)	The transactions in the Shares by Central Square Capital during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Central Square Master

(a)	As of the close of business on October 12, 2015, Central Square Master directly owned 574,590 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 574,590
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 574,590

(c)	The transactions in the Shares by Central Square Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Central Square GP

(a)	Central Square GP, as the general partner of Central Square Capital, may be deemed the beneficial owner of the 745,780 Shares owned by Central Square Capital.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 745,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 745,780

(c)
Central Square GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Central Square Capital during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 693366205

D.	Central Square GP II

(a)	Central Square GP II, as the general partner of Central Square Master, may be deemed the beneficial owner of the 574,590 Shares owned by Central Square Master.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 574,590
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 574,590

(c)
Central Square GP II has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Central Square Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Central Square Management

(a)
Central Square Management, as the investment manager of each of Central Square Capital and Central Square Master, may be deemed the beneficial owner of the (i) 745,780 Shares owned by Central Square Capital and (ii) 574,590 Shares owned by Central Square Master.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,320,370
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,320,370

(c)
Central Square Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Central Square Capital and Central Square Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Cardwell

(a)
Mr. Cardwell, as the managing member of each of Central Square GP, Central Square GP II and Central Square Management, may be deemed the beneficial owner of the (i) 745,780 Shares owned by Central Square Capital and (ii) 574,590 Shares owned by Central Square Master.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,320,370
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,320,370

CUSIP NO. 693366205

(c)
Mr. Cardwell has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Central Square Capital and Central Square Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Chair of the Board and the Board of Directors, dated October 13, 2015.

CUSIP NO. 693366205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2015

Central Square Capital LP

By:	Central Square GP LLC General Partner

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square Capital Master LP

By:	Central Square GP II LLC General Partner

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square GP LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square GP II LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square Management LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

/s/ Kelly Cardwell
Kelly Cardwell

CUSIP NO. 693366205

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

CENTRAL SQUARE CAPITAL LP

4,368	11.7500	09/16/2015
5,000	11.5000	09/22/2015
5,000	11.2500	09/23/2015
1,100	11.0000	09/24/2015
23,000	10.5866	09/25/2015
5,000	9.8394	09/28/2015
8,200	9.8264	09/29/2015
7,000	9.7649	09/30/2015

CENTRAL SQUARE CAPITAL MASTER LP

(4,000)	12.6751	08/17/2015
(9,545)	12.7394	08/18/2015
(10,137)	12.8179	08/19/2015
(3,600)	12.7691	08/20/2015
(27,400)	12.8986	08/21/2015
(5,000)	12.7478	08/24/2015
(5,000)	12.5012	08/25/2015
(10,518)	12.8853	08/26/2015
(3,300)	12.9779	08/27/2015
(7,900)	12.9669	08/28/2015
(2,992)	12.9737	08/31/2015
(4,702)	12.7015	09/01/2015
(2,000)	12.5316	09/02/2015
(1,200)	12.6696	09/03/2015
(2,937)	12.3623	09/10/2015
(9,000)	12.3936	09/11/2015
(300)	12.2064	09/14/2015
(1,040)	12.0143	09/18/2015